Antisoma plc

Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

RECEIVED

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

07021189

Thursday 15 February 2007

SUPPL

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

Name: Simone Tinney
Title: Communication Assistant

Antisoma plc reports half-year results

London, UK: 15 February 2007 Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) announces its interim financial information for the period ended 31 December 2006.

Highlights

AS1404

- Positive data from phase II trials
  - Median survival extended by 5 months in lung cancer
  - Positive initial findings in ovarian and prostate cancers
- Preparations ongoing for phase III trial in lung cancer
- Good progress in talks with potential marketing partners

AS1411

- Progressing to phase II trials in renal cancer and acute myeloid leukaemia (AML)
  - Phase I trial shows promising activity in renal cancer
  - Phase I trial provides further evidence for favourable safety profile
  - AS1411 demonstrates potency against cancer cells from AML patients

AS1409

- Renal cancer and melanoma selected as initial indications for phase I testing

Financial highlights

- £24.8 million net of expenses raised in oversubscribed placing
- Cash and liquid resources at 31 December 2006 of £33.6 million (31 December 2005: £23.6 million, 30 June 2006: £14.9 million)
- Operating loss for the six months ended 31 December 2006 of £7.8 million (six months ended 31 December 2005: £9.6 million)

Dr Barry Price, Chairman of Antisoma, said: "Antisoma ended 2006 on a high, having announced positive data from three phase II trials of AS1404 and completed an oversubscribed placing. In 2007 we look forward to further trial data, progression of four drugs to the next phase of development and the conclusion of a major licensing deal for AS1404."

For further information please visit the Company's web site at www.antisoma.com

Enquiries:

Glyn Edwards
Chief Executive Officer

Raymond Spencer
Chief Financial Officer

Daniel Elger
Director of Communications,
Antisoma plc +44 (0)7909 915 068

Mark Court, Lisa Baderoon, Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Group's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Chairman's report

Overview

During the past six months we have announced positive data from phase II trials of our vascular disrupting agent, AS1404, in lung, prostate and ovarian cancers. We have also presented data supporting the advancement of AS1411 into phase II trials in renal cancer and acute myeloid leukaemia (AML). We have strengthened our balance sheet through an oversubscribed placing to institutional investors and we have made good progress in talks with potential marketing partners for AS1404.

AS1404 – building on positive trial data

In June 2006 we presented initial, positive survival data from our phase II trial of AS1404 in lung cancer. Since then we have presented further data from this trial and from two other ongoing phase II trials of AS1404 in ovarian and prostate cancers. As detailed below, we now have positive findings from five different measures of the drug's activity across three different cancers:

- The lung cancer trial demonstrated one of the largest increases in survival ever seen in a controlled study evaluating the addition of a novel agent to front-line chemotherapy in this indication. Patients receiving AS1404 plus chemotherapy had a median survival of 14 months, compared with 8.8 months in those receiving chemotherapy alone
- Median time to tumour progression was also improved in the lung cancer study, being 1 month longer in patients receiving AS1404
- Response rates (a measure of tumour shrinkage) were higher in lung cancer patients receiving AS1404 (31% versus 22% for patients on chemotherapy alone)
- Initial findings from the prostate cancer study show a PSA response rate (the proportion of patients showing reduced blood levels of this cancer biomarker) of 57% with AS1404 plus chemotherapy compared with 35% in patients receiving chemotherapy alone
- Initial findings from the ovarian cancer study show a response rate of 75% in patients receiving AS1404 and chemotherapy, compared with 63% in patients receiving chemotherapy alone

Moreover, addition of AS1404 to chemotherapy was generally well tolerated in all three studies, without exacerbation of chemotherapy-related side effects.

Further data are expected from the phase II programme during 2007. These will include time to tumour progression and survival data from the ovarian and prostate cancer studies, expected during the second half of the year. There will also be data from an additional phase II study in lung cancer in which 30 patients received a 50% higher dose of AS1404. Meanwhile, we are preparing AS1404 for its pivotal phase III trial in lung cancer and progressing through talks with potential marketing partners for the drug. Interest in licensing AS1404 has been considerable and we are confident that we will reach an agreement with a strong partner during the first half of 2007.

AS1411 – progressing to phase II

During the period of this report we presented data supporting the progress of our aptamer drug AS1411 into phase II development:

- In September and October, we reported the latest findings from a phase I trial of AS1411 conducted at the Brown Cancer Center in Louisville, Kentucky. These data continue to suggest an excellent safety profile, with no serious adverse events attributable to AS1411 among the 30 patients treated (only three serious adverse events were reported during the whole trial). Moreover, we now have a second renal cancer patient who has shown dramatic tumour shrinkage. In total, 12 patients with advanced renal cancer were treated in the phase I study, of whom two had a complete or partial response and seven had disease stabilisation for two months or longer. We are therefore planning to start a phase II study in renal cancer during 2007

- In December data were presented at the American Society of Hematology meeting showing potential of AS1411 in the blood cancer AML (acute myeloid leukaemia). The drug had potent effects against AML cells isolated from cancer patients and against AML cell lines in culture. We therefore also plan to start a phase II trial in this cancer during 2007

AS1402 – phase II planned for 2007
Following the completion of phase I trials last year, we are working on plans to begin a phase II trial of our anti-MUC1 antibody drug AS1402 during this year.

AS1409 – first trials planned for 2007
In August we announced plans to test our antibody-cytokine drug, AS1409, in melanoma and renal cell carcinoma. AS1409 is a targeted therapy designed to deliver the potent anti-cancer cytokine IL12 specifically to tumours. Preclinical studies have shown that AS1409 inhibits the growth of various cancers.

Financial review

Institutional placing raises £26.3 million
On 15 December we announced the completion of an oversubscribed placing, which raised £26.3 million before expenses (£24.8 million net). Approximately 74 million new ordinary 1p shares were successfully placed with institutional investors from the UK, continental Europe and the US. The placing shares were priced at 35.5 pence, representing a discount of 8.97% to the prior day's closing price. Costs of the placing were approximately £1.5 million. The proceeds will enable us to press ahead with the development of our promising pipeline of drugs.

The placing was carried out under a disapplication of pre-emption rights. This allowed the Company to complete the placing quickly, with no share price erosion prior to the announcement, and to take advantage of strong demand, particularly from the US.

Results of operations – six months ended 31 December 2006
Revenues for the six months ended 31 December 2006 were £0.3 million (6 months ended 31 December 2005: £1.3 million) and represent the deferred recognition of a part of the upfront payments (totalling £23.2 million) received from Roche under the alliance agreement signed in November 2002. The remaining balance of £0.6 million will be recognised in the period to 31 December 2007.

Operating expenses have fallen by £2.8 million to £8.1 million for the six months ended 31 December 2006 (6 months ended 31 December 2005: £10.9 million). This reflects a fall in development costs during the period, reflecting the completion of our phase II lung cancer study of AS1404 and the completion of patient recruitment into all our other ongoing trials of AS1404 and AS1411. Administrative expenses for the six months ended 31 December 2005 and 2006 were £2.3 million. We would expect development costs to increase from the levels recorded for the six months ended 31 December 2006 upon commencement of new clinical studies on various products as noted above.

Losses for the six months ended 31 December 2006 were £6.4 million (6 months ended 31 December 2005: £8.2 million).

Liquidity and capital resources
Following the placing of 74 million shares the cash resources available to the Group at 31 December 2006 were £33.6 million (31 December 2005: £23.6 million). Net cash used in operating activities for the six months ended 31 December 2006 was £6.5 million (6 months ended 31 December 2005: £8.0 million) this included the receipt of R&D tax credits of £2.1 million (6 months ended 31 December 2005: £1.7 million).

Foreign exchange translation differences
In February 2005, Antisoma completed the acquisition of the US company, Aptamera Inc, for a total consideration of £16.7 million. The assets that represent this consideration, together with the goodwill arising on consolidation, are recorded in the consolidated balance sheet at their fair values converted at the 31 December 2006 ($/£) exchange rate. The change in the exchange rate has given rise to a reduction in the values (from 30 June 2006) for intangible assets acquired, deferred taxation and goodwill of £1.3 million, £0.5 million and £0.5 million respectively, for the period, with a consequential exchange translation loss on consolidation of £1.3 million in the statement of recognised income and expenses.

Loss per share
The loss per share for the half-year ended 31 December 2006 was 1.66p (6 months ended 31 December 2005: 2.40p).

Outlook
We look forward to completing a licensing deal for AS1404 and to announcing further data from the drug's ongoing phase II programme during this year. We expect advances across the pipeline in 2007, with AS1404 entering phase III in lung cancer, AS1411 and AS1402 progressing into phase II studies and AS1409 entering the clinic for the first time.

Barry Price
Chairman
15 February 2007

Consolidated income statement

for the six months ended 31 December 2006

	Note	**6 months ended 31 Dec 06 unaudited £'000**	6 months ended 31 Dec 05 unaudited £'000	Year ended 30 Jun 06 audited £'000
Revenue		**334**	1,287	1,630
Research and development expenditure		**(5,837)**	(8,581)	(16,569)
Administrative expenses		**(2,272)**	(2,339)	(4,854)
Total operating expenses		**(8,109)**	(10,920)	(21,423)
Operating loss		**(7,775)**	(9,633)	(19,793)
Interest receivable		**281**	520	923
Loss before taxation		**(7,494)**	(9,113)	(18,870)
Taxation		**1,142**	948	1,998
Loss for the period		**(6,352)**	(8,165)	(16,872)
Loss per ordinary share				
Basic and diluted	2	**1.66p**	2.36p	4.67p

All income and expenses above arise from continuing operations.

Consolidated statement of recognised income and expense

for the six months ended 31 December 2006

	6 months ended 31 Dec 06 unaudited £'000	6 months ended 31 Dec 05 unaudited £'000	Year ended 30 Jun 06 audited £'000
Loss for the financial period	**(6,352)**	(8,165)	(16,872)
Exchange translation difference on consolidation	**(1,260)**	885	(110)
Total recognised expense for the period	**(7,612)**	(7,280)	(16,982)

Consolidated balance sheet

as at 31 December 2006

	Notes	31 Dec 06 unaudited £'000	31 Dec 05 unaudited £'000	30 Jun 06 audited £'000
Assets				
Non-current assets				
Goodwill		**5,623**	6,538	6,133
Intangible assets		**17,748**	20,010	19,008
Property, plant and equipment		**477**	770	618
		23,848	27,318	25,759
Current assets				
Trade and other receivables		**1,743**	1,712	2,828
Short-term deposits		**-**	10,000	5,506
Cash and cash equivalents		**33,585**	13,584	9,412
		35,328	25,296	17,746
Liabilities				
Current liabilities				
Trade and other payables		**(3,824)**	(4,408)	(4,970)
Short-term provisions		**(219)**	(39)	(16)
Net current assets		**31,285**	20,849	12,760
Total assets less current liabilities		**55,133**	48,167	38,519
Non-current liabilities				
Deferred tax liabilities		**(5,623)**	(6,538)	(6,133)
Other non-current liabilities		**-**	(573)	(573)
Long-term provisions		**(148)**	(25)	(24)
		(5,771)	(7,136)	(6,730)
Net assets		**49,362**	41,031	31,789
Shareholders' equity				
Share capital	4	**8,783**	8,029	8,040
Share premium	4	**100,265**	76,088	76,221
Other reserves	4	**18,949**	21,204	20,209
Retained loss	4	**(78,635)**	(64,290)	(72,681)
Total shareholders' equity		**49,362**	41,031	31,789

Consolidated cash flow statement

for the six months ended 31 December 2006

	6 months ended 31 Dec 06 unaudited £'000	6 months ended 31 Dec 05 unaudited £'000	Year ended 30 Jun 06 audited £'000
Cash flows from operating activities			
Cash used in operations	**(8,936)**	(10,062)	(19,646)
Interest received	**374**	383	937
Research and development tax credit received	**2,092**	1,698	1,698
Net cash used in operating activities	**(6,470)**	(7,981)	(17,011)
Cash flows from investing activities			
Purchase of property, plant and equipment	**(17)**	(38)	(70)
Sale/(purchase) of short-term deposits	**5,506**	(2,500)	1,994
Net cash from/(used in) investing activities	**5,489**	(2,538)	1,924
Cash flows from financing activities			
Proceeds from issue of ordinary share capital	**26,305**	6,788	7,192
Expenses paid in connection with issue of ordinary share capital	**(1,151)**	(229)	(237)
Net cash received from/(used in) financing activities	**25,154**	6,559	6,955
Net increase/(decrease) in cash and cash equivalents	**24,173**	(3,960)	(8,132)
Cash and cash equivalents at beginning of period	**9,412**	17,544	17,544
Cash and cash equivalents at end of period	**33,585**	13,584	9,412

Notes to the interim results

1. Basis of preparation and accounting policies

The interim financial information for the six months ended 31 December 2006 was approved by the Board of Directors on 13 February 2007 and is unaudited. The auditors have carried out a review in accordance with APB Bulletin 1999/4 and their report is set out below. The interim financial information for the six months ended 31 December 2006 was prepared under International Financial Reporting Standards ("IFRS") on the basis of accounting policies as set out in the statutory accounts for the year ended 30 June 2006.

The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 31 December 2006 and 31 December 2005 and related consolidated interim statements of income, other recognised income and expense and cash flows for the six months then ended, together with related notes.

This financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority. In preparing this financial information management has used the principal accounting policies as set out in the Group's annual financial statements for the year ended 30 June 2006.

The Group has chosen not to adopt IAS 34, 'Interim financial statements', in preparing its interim statements and, therefore, this interim financial information is not in compliance with IFRS.

The interim report does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 30 June 2006, have been delivered to the Registrar of Companies and are available on request from the Company Secretary, Antisoma plc, West Africa House, Hanger Lane, Ealing, London W5 3QR. The auditors' report on those accounts was unqualified and did not contain any statement under section 237(2) or section 237(3) of the Companies Act 1985. The audit opinion for the year ended 30 June 2006 contained an emphasis of matter paragraph in relation to going concern, as at the time the Company was not certain with regard to the timing of receipt or the amount of additional funds required for the continued development of its product pipeline. On 15 December 2006 the Company raised £26.3 million by way of an oversubscribed placing and the Directors believe that this provides sufficient working capital for the foreseeable future.

2. Loss per share

	6 months ended **31 Dec 06**	6 months ended 31 Dec 05	Year ended 30 Jun 06
Loss for the period (£'000)	**(6,352)**	(8,165)	(16,872)
Weighted average number of shares ('000)	**382,498**	345,943	360,894
Basic and diluted loss per share	**(1.66)p**	(2.36)p	(4.67)p

The Company has no dilutive potential ordinary shares in issue because it is loss making. Following the Company's placing of shares in December 2006, the weighted average number of shares and therefore the loss per share for the six months ended 31 December 2005 and the year ended 30 June 2006 have been restated to take account of the bonus element of the placing. The bonus arises because the placing was made at a discount to the market price.

3. Taxation

A Research & Development tax credit of £1.14 million has been recognised in the six months ended 31 December 2006 (2005: £0.95 million). The tax credit for the period ended 31 December 2006 is made up of £0.95 million relating to the six months ended 31 December 2006 and £0.19 million relating to the excess of the amounts received for the year ended 30 June 2006 over the amounts previously provided.

4. Statement of changes in shareholders' equity

	Share *capital* unaudited £'000	**Share *premium* unaudited £'000**	**Other reserve: retranslation unaudited £'000**	**Other reserve: merger unaudited £'000**	**Retained loss unaudited £'000**	**Total unaudited £'000**
At 1 July 2005	7,659	69,647	724	19,595	(56,484)	41,141
Loss for the six months	-	-	-	-	(8,165)	(8,165)
New share capital issued	370	6,670	-	-	-	7,040
Expenses on share issue taken to share premium	-	(229)	-	-	-	(229)
Share options: value of employee services	-	-	-	-	359	359
Foreign exchange adjustments on consolidation	-	-	885	-	-	885
At 31 December 2005	8,029	76,088	1,609	19,595	(64,290)	41,031
At 1 July 2005	7,659	69,647	724	19,595	(56,484)	41,141
Loss for the year	-	-	-	-	(16,872)	(16,872)
New share capital issued	381	6,811	-	-	-	7,192
Expenses on share issue taken to share premium	-	(237)	-	-	-	(237)
Share options: value of employee services	-	-	-	-	675	675
Foreign exchange adjustments on consolidation	-	-	(110)	-	-	(110)
At 30 June 2006	8,040	76,221	614	19,595	(72,681)	31,789

Independent review report to Antisoma plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 31 December 2006 which comprises the consolidated income statement, the statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 1.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
West London
15 February 2007

Notes:
a. The maintenance and integrity of the Antisoma plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.
b. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

END